Channel Partner and 3rd Party Cooperation Agreement

Through friendly negotiations, this Channel Partner and 3rd Party Cooperation Agreement (hereinafter “the Agreement” has been entered into on Wednesday, October 29, 2014, between

UMBRA Technologies (HK) Limited (hereinafter “UMBRA”), a Hong Kong Hong Kong Limited Liability Company, with registered office at Suite 2006, 20th Floor, Hua Qin International Building, 340 Queen's Road Central, Hong Kong SAR,

and;

NETK5 [insert proper licensed company name] (hereinafter “Channel Partner” or “NETK5”), a [insert Domicile] Corporation, with registered office at #1378 Lu Jia Bang Road, Shanghai 200011, China,

and;

CANDIS Group Limited (hereinafter “3rd Party” or “CANDIS”), a Hong Kong Limited Liability Company, with a Wholly Foreign Owned Subsidiary in China, with office address at #1216 Golden Land Building, #32 Liangmaqiao Road, Chaoyang District, Beijing 100125, China.

for NETK5 to enter into Channel Partner arrangements with UMBRA and 3rd Party arrangements with CANDIS and in general outline the framework of mutually beneficial, cooperative coexistence in Shanghai and beyond.

UMBRA, NETK5 and CANDIS may also be referred to individually as “a Party” or collectively as “the Parties” in this Agreement.

WHEREAS, this Agreement comes into effect on the day of signing and shall remain in effect for a minimum of two years in line with the caveats given herein, whereupon it can be extended upon request by Channel Partner for rolling one year periods, and shall remain in effect upon the acceptance of such extension by UMBRA.

WHEREAS, this Agreement shall be governed by the laws of Hong Kong, and if the Parties hereto cannot resolve their differences amicably without legal representation, dispute resolution shall take place in Hong Kong, under the supervision of the Hong Kong Arbitration Authority. All arbitration rulings shall be final and binding upon the Parties.

WHEREAS, this Agreement is strictly confidential on the Parties, and its content shall not be disclosed to any third parties without the written consent by all Parties, unless either Party is compelled to do so by a competent court of law.

Furthermore, any and all information obtained, in written or oral form, by either Party from the others during the course of this Agreement shall be considered Confidential Information, regardless of whether or not such statements are made by the disclosing Party upon disclosure.

WHEREAS, no services, direct or indirect, covered by this Agreement shall take place in Hong Kong, only invoicing, and is as such exempt from Hong Kong taxation. However, Sales and or other Taxes in China are still to be paid in accordance with the prevailing local laws when applicable.

WHEREAS, this Agreement does not imply any other relationship than those expressed herein, and does not give either party a right to claim any relationship to the others beyond the scope of this Agreement.

NOW THEREFORE, the following has been agreed to:

1.Channel Partner’s COMMITMENTS. Channel Partner acknowledges that the product on the date of signing on offer by UMBRA is evolving and that some difficulties are to be expected as the product continues to develop, and that this shall not be used to negatively impact the business relationship between the Parties.

1.A) MINIMUM COMMITMENT. For the duration of this Agreement Channel Partner is committing to sell 10 service packages per quarter for the initial six months and 20 service packages per quarter for the six months thereafter, after which, a minimum commitment of 50 service plans per quarter shall apply.

A fulfillment of this commitment shall mean that Channel Partner in return shall enjoy partial exclusivity in the Shanghai market as outlined herein, and that this Agreement shall run its course without the ability to be terminated within the initial period by UMBRA.

Should Channel Partner fail to secure new sales in accordance with the minimum commitment as outlined herein on a quarterly basis for two consecutive quarters, UMBRA has the right to seek other Channel Partners in the Shanghai market. If this is not acceptable to the Channel Partner, the Channel Partner or UMBRA may terminate this Agreement at such time.

1. B) PROCUREMENT AND SALE OF HARDWARE. Channel Partner shall upon  signing of this Agreement purchase a minimum of 20 units at 500 US$ 500 per unit exclusive of any taxes, EX-Works UMBRA office Beijing, with lead time of three weeks.

Suggested unit sales price in the marketplace is 3,990 RMB plus applicable taxes, but Channel Partner is free to charge what they find appropriate.

1. C) PAYMENT FOR HARDWARE. Payment for hardware ordered by Channel Partner is due to UMBRA upon receipt of the order. Minimum Order Quantity is 20 units, with lead time on delivery of hardware by UMBRA after receiving payment being three weeks. Hardware must be paid for to UMBRA’s Hong Kong account with HSBC.

Bank name:Hong Kong and Shanghai Banking Corporation

Bank address:HSBC Building, No.1 Queens Road Central, Hong Kong

Account Name:UMBRA Technologies (HK) Limited

Account No.:652-156068-838

SWIFT Code:HSBCHKHHHKH

For payments originating outside of Hong Kong, a USD 35 TT charge applies to cover bank handling fees.

1.D) ONGOING MONTHLY SERVICE FEES. Service fees to the end consumer are agreed as follows:

•For the initial 2Mbps the customer will be charged 1,800 RMB per month exclusive of any VAT or other sales taxes.

•For each additional 2Mbps thereafter, the customer will be charged 500 RMB per month exclusive of any VAT or other sales taxes.

•Channel Partner may choose to offer a lower monthly fee to clients, however and rate reduction comes out of Channel Partner’s commission unless given as a result of different payment plans than monthly as outlined below.

•Service fees may be adjusted in writing by UMBRA giving 90 days’ notice.

The revenue share and discounts shall be as follows based on the sales made by Channel Partner:

•On Monthly fees, Channel Partner shall receive 28% commission on the total settlement amount minus applicable sales taxes if any.

•If paid annually, Channel Partner may offer its clients a 10% discount, which will be borne equally by UMBRA and Channel Partner.

•If paid semiannually, Channel Partner may offer its clients a 5% discount, which will be borne equally by UMBRA and Channel Partner.

•If paid quarterly, Channel Partner may offer its clients a 2% discount, which will be borne equally by UMBRA and Channel Partner.

Should Channel Partner wish to sell through a third party to meet quantity commitments outlined in this Agreement, Channel Partner is free to do so, however any commission to this third party is payable directly by Channel Partner to such third party and does not affect the invoice from UMBRA to Channel Partner.

A failure of UMBRA to deliver service exceeding 24 hours continuously for ANY existing / contracted client within a given month, authorizes Channel Partner to extend 1x month of free service to client without being charged by UMBRA. Prior to giving the extension however, Channel Partner shall contact UMBRA, and UMBRA acknowledge the downtime in writing. No commission to Channel Partner shall be applicable for the extended month.

•In this context, “failure of service delivery” shall mean any part of the service delivery that is under the control of UMBRA and that could reasonably have been prevented by UMBRA had UMBRA been aware/should have been aware of an existing or looming problem.

•“Failure of service delivery” shall specifically not mean any hardware failure at customer site. That is covered by the one year hardware warranty.

•Failure of service delivery shall not mean merely the declaration by the customer that the service has failed. Both UMBRA and Channel Partner shall come to an amicable discussion of the circumstances surrounding the incident, and if it is mutually agreed that the incident results in a service failure on UMBRA’s part, then the one month free service is allowed.

•Furthermore, this “failure of service delivery” clause shall be second to the Force Majeure clause herein, and it shall not override any other limitations in the promises made by UMBRA with respect to service delivery.

Until billing is automated within the service delivery, Channel Partner is to provide UMBRA with a record of the services delivered at the end of each month, giving as a minimum the following information:

•Channel Partner's internal client reference number

•Hardware ID# (UMB-x1C-###### )

•Bandwidth (in Mbps)

oClient line capacity in Mbps

oClient contracted service bandwidth in Mbps

•Contract length Contract billing schedule (monthly/ quarterly/ semiannually/ annually), rate, start date, end date (if any), etc.)

•Periodic invoice amounts

UMBRA will check the information against its own records and discuss with Channel Partner if there is a discrepancy between Channel Partner’s reported contracted bandwidth and UMBRA’s records.

1.E) CONVEYANCE OF INFORMATION and SUPPORT REQUESTS. Channel Partner will endeavor to provide both positive and negative feedback from its clients. For support requests made by Channel Partner on behalf of its clients, Channel Partner must supply:

•Hardware ID#

•Nature of the problem or complaint Support requests can be made through :

Email: support@umbratechnologies.com Skype: support.umbratechnologies Phone: +852 8191-6901

By requesting a support instance, Channel Partner gives UMBRA and related services engineers the right to remotely connect into the hardware appliance to diagnose, test, and remedy issues.

1.F) PROSPECTS AND NEW CLIENTS

2-Week, Free, No-Obligation Trial of the UMBRA SNO Service

UMBRA currently grants a 2 week, free, no-obligation trial of its service to prospects. UMBRA acknowledges that as Channel Partner or 3rd party business or sales conditions warrant, trials may be extended by the Channel Partner or 3rd party. UMBRA reserves the right to revise or withdraw the 2 week trial period at its sole discretion, in which case, the billing (manual or automatic) for the UMBRA service would start immediately upon activation of the service within the customer IT environment.

Notification of Leads and Prospects

Channel Partner and/or 3rd party shall make efforts to notify UMBRA ahead of trial start time of leads and prospects for the UMBRA service in order to facilitate UMBRA support and sales forecasting as required during the trial. This notification should include the following:

•End customer name or Channel Partner's internal client reference number

•Hardware ID# (UMB-x1C-###### )

•Bandwidth (in Mbps)

oClient line capacity in Mbps

oClient contracted service bandwidth in Mbps

•2-week trial start date or anticipated start date

•Installation Guide completed by the customer or Channel Partner or 3rd party

Hardware and Installation

UMBRA shall provide a copy of the Installation Questionnaire and Installation Guide to Channel Partner for use in installing the UMBRA SNO service within the customer’s IT environment. The Channel Partner shall ensure that the guide has been completed and forwarded to UMBRA prior to installation in the customer’s or prospect’s IT environment.

Training and Support

In order to provide timely support, and to quickly resolve issues, Channel Partner employees notifying UMBRA of customer service requests shall undergo a tutorial on the UMBRA SNO service. Channel Partner shall identify specific people within their organizations that are the first to be notified of a client internet issue use an UMBRA Troubleshooting Guide to facilitate faster problem resolution for customers and prospects. UMBRA shall provide the Troubleshooting Guide to Channel Partner at UMBRA’s expense.

From time to time, the Channel Partner shall make staff available for a training session on UMBRA SNO service installation, set-up and operation in the Channel Partner’s facility in Shanghai. The training session shall be held to identify new features within the SNO service, including, but not limited to, the GUI, and other technologies that UMBRA plans to install. Training materials shall be provided at UMBRA’s expense.

Discontinued Service

If the Channel Partner receives notification that the client wishes to discontinue the service, that notification should be passed immediately to UMBRA. The following information shall be provided to UMBRA:

•Customer Name

•End of service date

•UMBRA EPD Hardware ID#

•Reason for discontinuing service (if known)

Service Renewal or Upgrades

Prior to the installation of automated features for notifying customers of upcoming service renewal, the Channel Partner shall notify customers and UMBRA of upcoming renewal in the UMBRA service. Similarly, Channel Partner shall notify UMBRA of customer requests for upgrade to their UMBRA service. Billing shall commence immediately upon service upgrade delivery. The following information shall be provided to UMBRA:

•Customer Name

•UMBRA EPD Hardware ID#

•New or increased service, and date

Marketing

Upon mutual agreement, UMBRA encourages and UMBRA shall support marketing efforts of the Channel Partner and 3rd party that are intended to increase the market awareness and sales efforts of the parties involved.

2.UMBRA’s COMMITMENTS. UMBRA shall keep Channel Partner informed of any upgrades or improvements that new software or hardware components add to the product, and UMBRA shall swap out hardware or remotely upgrade the software in the hardware, free of charge whenever necessary, to improve the end customer experience. Scheduled upgrades or patches that may impact customer experience will be pre-announced to Channel Partner so that Channel Partner may inform their clients. Impactful updates will be applied during weekends or between 10 pm and 3 am if done during week days unless otherwise requested by Channel Partner. Other, non-impacting updates / patches may be applied at any time of the day.

1.A) EXCLUSIVITY. UMBRA has a pre-existing sales and partner agreement with CANDIS. As a result, for the duration of this Agreement UMBRA commits to keep Shanghai sales exclusive through Channel Partner, with the following exceptions:

•UMBRA has direct as well as referral sales in Shanghai already and will continue to maintain these avenues in support of its own revenue growth.

•There are no limitations in CANDIS’ agreement with UMBRA in terms of territory. Thus, should CANDIS makes sales in Shanghai it shall not affect this Agreement, nor shall Channel Partner claim exclusivity in the territory towards CANDIS.

To compensate for these exceptions in the exclusivity of the Shanghai market, it is agreed that Channel Partner shall be allowed to provide all its existing clients in China with this service regardless of location, as long as it is a second service term added to an existing service in Shanghai.

Any further exception to this must be approved in writing by UMBRA, who will prior to approval check with CANDIS that it does not cause conflicts of interest.

2. B) REFERRAL OF BUSINESS FROM UMBRA TO CHANNEL PARTNER. UMBRA does from time to time come across other business that may fall within the scope of the Channel Partner’s core business. In such cases, UMBRA will refer such clients to the Channel Partner.

For such referrals, UMBRA shall receive from the Channel Partner a one-time remuneration equivalent to 10% of GROSS contract value for one time projects and/or the equivalent of 1 month’s GROSS income for recurring services.

Channel Partner is responsible for reporting invoiceable amount to UMBRA, and UMBRA shall add such amounts to the monthly invoice.

1.C) SUPPORT. UMBRA technical staff shall be available to answer questions and provide support to Channel Partner, 24/7, without exceptions.

Support requests can be made through

Email: support@umbratechnologies.com Skype: support.umbratechnologies Phone: +852 8191-6901

Furthermore Channel Partner and CANDIS agree to cooperate to further the business of UMBRA in the market.

•Should Channel Partner have a client in Shanghai that also wants to have the service implemented in their Beijing office, Channel Partner may call on CANDIS to do the install on their behalf. For such installation work, Channel Partner will pay CANDIS RMB 990 + 6% VAT invoiceable upon receipt of payment from the client.

•Should CANDIS have an install in Shanghai CANDIS may call on Channel Partner to do the install on their behalf. For such installation work, CANDIS will pay the Channel Partner RMB 990 + 6% VAT invoiceable upon receipt of payment from the client.

In addition, at the moment CANDIS has in inventory a lot of the previous generation of the UMBRA appliance. To this effect, CANDIS shall provide Channel Partner with five appliances to keep in Shanghai for emergency replacement or installation of new CANDIS clients. Channel Partner may also send (or reassign delivery of) five UMBRA appliances to be held with CANDIS in Beijing for emergency replacement or installation to those clients Channel Partner has in Beijing.

As such, Channel Partner and CANDIS shall act as “hands on the ground” for UMBRA, regardless of the client being a direct UMBRA client, a client of the Channel Partner or a client of CANDIS.

•For direct UMBRA clients, UMBRA will pay either the Channel Partner or CANDIS a fixed fee of RMB 200/hour (no taxes apply), deductible from the monthly invoice issued by UMBRA.

•For clients of either Channel Partner or CANDIS that the other Party requests assistance with, the Parties agree to a rate of RMB 200/hour plus 6% VAT to be invoiced on a monthly basis.

1.D) MANUAL CONFIGURATION. The Graphical User Interface (hereinafter the "GUI") is just in its early stages of release, and Channel Partner can request a specific configuration of the hardware for it to fit into their client’s Local Area Network (hereinafter the “LAN”). The information required for this support should be fully documented and provided by Channel Partner to UMBRA at least 24 hours before the changes are to be applied.

It is emphasized however that this is the first version of the GUI being released. It will continue to be improved upon and only when the corresponding configuration setting is missing from the GUI, then the above manual configuration commitment applies for that setting.

2.INVOICING

3. A) MANUAL INVOICING. For as long as invoicing remains manual between the  parties and not done internally in the GUI, the invoicing date is the 3rd of every month immediately following the service month. Upon receipt of the invoice(s) for the period(s) in question, payment is due immediately.

Invoicing shall occur only for the delivery of the services and hardware as outlined herein, and including, but not limited to hardware and service sales and support.

Unless official Chinese VAT fapiao of 6% is needed, payments due shall be paid in the US Dollar equivalent at prevailing rate to UMBRA’s bank account in Hong Kong:

Bank name:Hong Kong and Shanghai Banking Corporation

Bank address:HSBC Building, No.1 Queens Road Central, Hong Kong

Account Name:UMBRA Technologies (HK) Limited

Account No.:652-156068-838

SWIFT Code:HSBCHKHHHKH

Channel Partner may however choose to make payments in RMB in China through CANDIS is a 3rd Party transaction. In such a case, CANDIS will receive the appropriate NET amount from UBRA for invoicing and thereupon add 10% to the total invoice. Of which 6% is to cover VAT charges and 4% as a handling fee. Payments are to be settled first by Channel Partner to CANDIS, and CANDIS will upon receipt of payment pay UMBRA and issue the fapiao to NETK5.

Payment is to be made to CANDIS’ Chinese subsidiary with banc details as follows:

Bank name:Bank of Communications Bank Name/ No.:交 通银行北京三元支行/ 635 Account Name:北京科安德网络技术有限公司A/C No. (CN¥): 110060635018002503744

Once the online billing option becomes available, Channel Partner may have their clients arrange payments directly within the GUI. At such a time, UMBRA shall pay the commission to the Channel Partner once per month after receiving payments from the Channel Partner’s clients.

It is UMBRA’s goal to develop a system that has a unique Channel Partner Vendor ID code that will be placed in the end customer’s deployed hardware. Once associated with Channel Partner, as long as this agreement is in force, this ID code association shall not be changeable.

3. B) AUTOMATED INVOICING. UMBRA is in the process of fully automating invoicing within the GUI as part of the service delivery. Once ready and deployed, it shall immediately take over from the manual process described above.

1.C)DUE PAYMENTS.

During the initial term, when payments are processed manually, payments are due per the agreed terms. If payment is not made within a period set by published commercial terms of UMBRA, UMBRA, at its sole discretion, may disconnect the service when the invoice(s) are 30 days overdue.

As billing becomes automated within the service delivery, the exact details are not yet clear, but changes will not occur without at least 90 days’ notice and a grandfathering period to ease the transition for existing clients.

2.MISCELLANEOUS

4. A) CONSTRUCTION. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party.

All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context or sense of this Agreement or any paragraph or clause herein may require, the same as if such words had been fully and properly written in the correct number and gender.

The captions and the sections of this Agreement are inserted only as a matter of convenience and for reference and in no way confine, limit or describe the scope or intent of any Section of this Agreement, nor in any way affect this Agreement.

4. B) TERMINATION WITHOUT NOTICE. This Agreement may be terminated without notice by UMBRA for cause. “For cause” shall be defined to include misuse by Channel Partner of Proprietary Information or Developed Information, neglect of duties or misconduct putting UMBRA in a bad light, fraud, embezzlement, insolvency, or any violation of law.

4. C) INDEMNIFICATION. Channel Partner hereby agrees to indemnify UMBRA  and each of its directors, officers, employees and agents for, and hold UMBRA and each of their directors, officers, employees and agents, harmless from and against any and all claims, demands, and causes of action based on any violation of any laws, statutes, codes, ordinances and regulations and the defense of any such claims, demands or causes of action, including, in each case, any such claim arising from actual or alleged actions or omissions of UMBRA.

Channel Partner shall indemnify UMBRA and each of its directors, officers, employees and agents for and against all liability and loss in connection with, and shall assume full responsibility for payment of all taxes or contributions imposed or required under unemployment insurance, social security and income tax laws, with respect to this Agreement.

4. D) WAIVER. The failure of either Party to enforce promptly a right under this Agreement shall not constitute a waiver of such right. The waiver of a right by either

Party upon the breach of this Agreement by the other shall not constitute a waiver with respect to subsequent breaches. No waiver of any provision of this Agreement shall be valid or enforceable unless such waiver is in writing and signed by the Party to be charged therewith.

4. E) ASSIGNABILITY. Channel Partner shall not assign this Agreement.  This Agreement may be assigned in whole or in part by UMBRA. The Company shall provide written notice to Channel Partner before any such assignment.

4. F) SEVERABILITY. In the event any provision of this Agreement is deemed to be inconsistent with any laws, rules and regulations of Hong Kong law, the Parties shall modify such provision so that it is no longer inconsistent with such laws and is acceptable to both Parties. Except as set forth herein, the provisions of the Agreement shall be severable and the unenforceability of any provision of this Agreement shall not affect the validity of the remaining provisions.

4. G) COUNTERPARTS. This Agreement may be executed in any number  of counterparts and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one Agreement.

4. H) FORCE MAJEURE. The Parties hereto agree that failure and delays in their performance caused by force majeure will be excusable. “Force majeure” means any currently unforeseen event beyond the reasonable control of the non- performing Party, including, but not limited to, fire, explosion, natural disasters, war, employee actions, and acts of government. This provision will not, however, release a non-performing Party from using best efforts to avoid or remove such causes and to continue performance hereunder with the utmost dispatch whenever such causes are removed. Any Party claiming such excuses for failure or delay in performance will give prompt notice thereof to the other Party.

4. I) NOTICES. All notices, requests and approvals under this Agreement shall be in writing and shall be deemed to have been properly given if and when personally delivered or sent certified mail, postage prepaid, return receipt requested, or forty- eight (48) hours after being sent by other overnight courier service providing delivery confirmation, to the address of the Party set forth in this Agreement or at such other address as any of the parties hereto from time to time may have designated by written notice to the other Party.

UMBRA’s correspondence address:

UMBRA Technologies (HK) Limited

Silver Maple Gardens #2-F-501, Da Shan Zi Chaoyang District,

Beijing 100015 China

Attention of Fred Broussard

Channel Partner’s correspondence address:

NETK5

#1378 Lu Jia Bang Road Shanghai 200011

China

Attention of Alban Taraire

CANDIS’ correspondence address:

#1216 Golden Land Building

#32 Liangmaqiao Road Chaoyang District Beijing 100125

China

Attention of Jorn Knutsen

4. J) ENTIRE AGREEMENT. This Agreement constitutes the entire understanding between the Parties with respect to the transactions covered by this Agreement and may be amended, modified, supplemented or altered only by a writing duly executed by the Parties hereto. Any prior Agreements or understandings, whether oral or written, are entirely superseded by this Agreement.

IN WITNESS HEREOF, each Party hereto, by its duly authorized representative, has affixed its signature hereto as of the date first set forth above.

For UMBRA:For NETK5:

Frederick Broussard Managing Director China

Date:

Alban Taraire General Manager

Date:

For CANDIS:

Jorn Knutsen Managing Partner

Date: